OMB APPROVAL
                                                       OMB NUMBER: 3235-0145
                                                       EXPIRES: OCTOBER 31, 2002
                                                       ESTIMATED AVERAGE BURDEN
                                                       HOURS PER RESPONSE: 14.90


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                 ----------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         ------------------------------
                         (Title of Class of Securities)

                                   42216P 20 5
                                  -----------
                                 (CUSIP Number)

                              DANIEL LAMPERT, ESQ.
                             BERGER SINGERMAN, P.A..
                     200 SO. BISCAYNE BOULEVARD, SUITE 1000
                              MIAMI, FLORIDA 33131
                                 (305) 755-9500
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 APRIL 24, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Schedule 13D                                                         Page 2 of 9
CUSIP NO.: 42216P 20 5

---------|----------------------------------------------------------------------
1 |NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS |(ENTITIES ONLY)
         |
         |Christopher Tisi
         |
---------|----------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         |(a)     [X]
         |
         |(b)     [ ]
         |
---------|----------------------------------------------------------------------
3        |SEC USE ONLY
---------|----------------------------------------------------------------------
4        |SOURCE OF FUNDS (See Instructions)
         |PF
---------|----------------------------------------------------------------------
5 |CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS |2(D) OR 2(E) [ ]
---------|----------------------------------------------------------------------
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |United States citizen
---------|----------------------------------------------------------------------
             |  7  |     SOLE VOTING POWER
NUMBER OF    |     |      819,088*
SHARES       |-----|---------------------------------------------------
BENEFICIALLY |  8  |     SHARED VOTING POWER
OWNED BY     |     |     0
EACH         |     |
REPORTING    |-----|---------------------------------------------------
PERSON WITH  |  9  |     SOLE DISPOSITIVE  POWER
             |     |     568,788
             |     |
             |-----|---------------------------------------------------
             |  10 |     SHARED DISPOSITIVE POWER
             |     |     0
             |     |
---------|----------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |819,088
         |
---------|----------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         |SHARES (See Instructions):  [ ]
---------|----------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |21.7%
         |
---------|----------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON (See Instructions)
         |IN
         |
--------------------------------------------------------------------------------

*See disclosure in Item 4


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Schedule 13D                                                        Page 3 of 9

CUSIP NO.: 42216P 20 5

---------|----------------------------------------------------------------------
1        |NAMES OF REPORTING PERSONS
         |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |Steven Pomerantz
         |
---------|----------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         |(a)  [X]
         |
         |
         |(b)  [ ]

---------|----------------------------------------------------------------------
3        |SEC USE ONLY
         |
---------|----------------------------------------------------------------------
4        |SOURCE OF FUNDS (See Instructions)
         |PF
---------|----------------------------------------------------------------------
5 |CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |ITEMS 2(D) OR 2(E) [ ]
---------|----------------------------------------------------------------------
         |
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |United States citizen
-------------|-----|------------------------------------------------------------
             | 7   |          SOLE VOTING POWER
NUMBER OF    |     |           401,829*
SHARES       |-----|------------------------------------------------------------
BENEFICIALLY | 8   |          SHARED VOTING POWER
OWNED BY     |     |          0
EACH         |-----|------------------------------------------------------------
REPORTING    | 9   |          SOLE DISPOSITIVE POWER
PERSON WITH  |     |          401,829
             |-----|------------------------------------------------------------
             | 10  |           SHARED DISPOSITIVE POWER
             |     |               0
---------|----------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |401,829
---------|----------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         |SHARES (See Instructions) [ ]
---------|----------------------------------------------------------------------
13       |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |       10.9%
---------|----------------------------------------------------------------------
14       |       TYPE OF REPORTING PERSON (See Instructions)
         |       IN
---------|----------------------------------------------------------------------

*See disclosure in Item 4


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Schedule 13D                                                         Page 4 of 9

CUSIP NO.: 42216P 20 5

---------|----------------------------------------------------------------------
1        |NAMES OF REPORTING PERSONS
         |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |Tony D'Amato
         |
---------|----------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         |(a)  [X]
         |
         |
         |(b)  [ ]

---------|----------------------------------------------------------------------
3        |SEC USE ONLY
         |
---------|----------------------------------------------------------------------
4        |SOURCE OF FUNDS (See Instructions)
         |PF
---------|----------------------------------------------------------------------
5 |CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |ITEMS 2(D) OR 2(E) [ ]
---------|----------------------------------------------------------------------
         |
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |United States citizen
-------------|-----|------------------------------------------------------------
             | 7   |          SOLE VOTING POWER
NUMBER OF    |     |           58,202*
SHARES       |-----|------------------------------------------------------------
BENEFICIALLY | 8   |          SHARED VOTING POWER
OWNED BY     |     |          0
EACH         |-----|------------------------------------------------------------
REPORTING    | 9   |          SOLE DISPOSITIVE POWER
PERSON WITH  |     |          308,502
             |-----|------------------------------------------------------------
             | 10  |           SHARED DISPOSITIVE POWER
             |     |               0
---------|----------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |308,502
---------|----------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         |SHARES (See Instructions) [ ]
---------|----------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |8.5%
---------|----------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON (See Instructions)
         |IN
---------|----------------------------------------------------------------------

*See disclosure in Item 4


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Schedule 13D                                                        Page 5 of 9
CUSIP NO: 42216P 20 5

ITEM 1.  SECURITY AND ISSUER

         1(a)     Common Stock, $.001 par value per share (the "Common Stock").

         1(b) Health & Nutrition Systems International, Inc. (the "Issuer"), 3750 Investment Lane, Suite 5, West Palm Beach, Florida 33404

ITEM 2.  IDENTITY AND BACKGROUND

         2(a)-(c) The identity and background of the reporting persons
                  (collectively, hereinafter referred to as the "Reporting Persons" and each as a "Reporting Person") is as follows:

                  (i) Christopher Tisi ("Tisi") is Chief Executive Officer, Interim Chairman of the Board, President, and Secretary of the Issuer, 3750 Investment Lane, Suite 5, West Palm Beach, Florida 33404.

                  (ii) Steven Pomerantz ("Pomerantz") is a shareholder of the Issuer, 3750 Investment Lane, Suite 5, West Palm Beach, Florida 33404.

                  (iii) Tony D'Amato ("D'Amato") is a consultant and shareholder of the Issuer, 1401 Bay Road, Suite 305, Miami Beach, FL 33139.

         2(d)-(e) During the last five years, none of the Reporting Persons was a party to a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f)     All of the Reporting Persons are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         Effective June 29, 2000, the Issuer's Registration Statement on Form 10-SB was declared effective by the Securities and Exchange Commission. As a result, the Reporting Persons became subject to the reporting requirements of the Securities Exchange Act of 1934.

Schedule 13D                                                         Page 6 of 9
CUSIP NO: 42216P 20 5


         On July 13, 2000, D'Amato executed and delivered to Tisi and the Issuer a Shareholders' Agreement pursuant to which D'Amato granted to Tisi an irrevocable proxy (the "Initial Irrevocable Proxy") authorizing Tisi to vote shares of the Issuer beneficially owned by D'Amato as of that date and any shares of the Issuer acquired by D'Amato thereafter. The Initial Irrevocable Proxy has a two-year term. The Shareholders' Agreement and Initial Irrevocable Proxy are filed as Exhibits 1 and 2 to this Schedule 13D, respectively, and are incorporated by reference herein. On January 31, 2001, Tisi relinquished his right to vote pursuant to the Initial Irrevocable Proxy with respect to 125,000 shares beneficially owned by D'Amato as of that date (the "Waiver"). The Waiver is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference herein. On April 24, 2002, D'Amato executed and delivered to Tisi and the Issuer a First Amendment to the Shareholders' Agreement pursuant to which D'Amato extended the term of the Shareholders' Agreement and the Initial Irrevocable Proxy for an additional two-year period. The First Amendment to Shareholders' Agreement and the irrevocable proxy granted pursuant to it are filed as Exhibits 4 and 5 to this Schedule 13D, and are incorporated by reference herein.

           In addition, Tisi and Pomerantz have entered into an oral understanding with each other that each will vote, in person or by proxy, shares of Common Stock of the Issuer beneficially owned by him (or, in the case of Tisi, as to which he has voting power) together as a group, but only for the following purposes: (i) in favor of the same person or persons to be nominated and elected to serve on the board of directors of the Issuer to fill any vacancies on the board, if and as such vacancies may arise from time to time (whether such vacancy occurs by removal, resignation or an increase in the size of the board of directors) at any time prior to the Issuer's 2002 annual meeting of stockholders, or any adjournment thereof, and (ii)in favor of the same person or persons to be nominated and elected as the slate of nominees, and elected, to the board of directors to be voted upon by the shareholders of the Issuer at its 2002 annual meeting of shareholders, or any adjournment thereof.

         Neither Tisi or Pomerantz have any other plans or proposals with respect to the Issuer, other than, as directors of the Issuer, to continue the operations of the Issuer in accordance with its current business plan. In addition, D'Amato has no other plans or proposals with respect to the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        5(a) and 5(b)

        According to Issuer's most recent Form 10-KSB, the Issuer had 3,629,813 shares of Common Stock outstanding as of March 29, 2002.

         Tisi has sole voting power of 819,088 shares, representing 21.7% of the Common Stock, and sole dispositive power of 568,788 shares beneficially owned by him, which includes 152,000 shares that he may acquire within 60 days pursuant to the exercise of vested stock options.

Schedule 13D                                                         Page 7 of 9
CUSIP NO: 42216P 20 5


         Pomerantz has sole voting power of 401,829 shares, representing 10.9% of the Common Stock, and sole dispositive power of 401,829 shares beneficially owned by him, which includes 50,000 shares that he may acquire within 60 days pursuant to the exercise of vested stock options.

         D'Amato has sole voting power of 58,202 shares and sole dispositive power of 308,502 shares beneficially owned by him, representing 8.5% of the Common Stock.

         5(c) No transactions concerning Issuer's securities have been effected by the Reporting Persons within the last 60 days.

         5(d) Not applicable.

         5(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as disclosed under Item 4, there are no contracts, arrangements, understandings or relationships among the Reporting Persons with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

No.                                   Description
---      ----------------------------------------------------------------------

1        Shareholders' Agreement among D'Amato, Tisi, and the Issuer dated July
         13, 2000

2        Irrevocable Proxy dated July 13, 2000

3        Waiver dated January 31, 2001

4        First Amendment to Shareholders' Agreement dated April 24, 2002

5        Irrevocable Proxy dated April 24, 2002

6        Joint Filing Agreement dated April 24, 2002

Schedule 13D                                                         Page 8 of 9
CUSIP NO: 42216P 20 5


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 24, 2002


Signature:   /s/ Christopher Tisi
             ---------------------
                 Christopher Tisi



Signature:   /s/ Steven Pomerantz
             --------------------
                 Steven Pomerantz



Signature:   /s/ Tony D'Amato
             ----------------
                 Tony D'Amato



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Schedule 13D                                                         Page 9 of 9
CUSIP NO: 42216P 20 5


                                  EXHIBIT INDEX

No.                                     Description
---      ----------------------------------------------------------------------

1        Shareholders' Agreement among D'Amato, Tisi, and the Issuer dated
         July 13, 2000

2        Irrevocable Proxy dated July 13, 2000

3        Waiver dated January 31, 2001

4        First Amendment to Shareholders' Agreement dated April 24, 2002

5        Irrevocable Proxy dated April 24, 2002

6        Joint Filing Agreement dated April 24, 2002